                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 5)*


                                EMCOR GROUP, INC.
                                -----------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   29084Q 10 0
                                 --------------
                                 (CUSIP Number)


                                  Kenneth Liang
                      Managing Director and General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                 (213) 830-6300
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                FEBRUARY 23, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  29084Q 10 0                                PAGE  2  OF  9  PAGES
          -------------                                   -----  -----


============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/ /
                                                                       (b)/X/

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               Not applicable.
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                    / /

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
--------------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY            978,645
     OWNED BY       ------ -----------------------------------------------------
       EACH           8    SHARED VOTING POWER
    REPORTING
   PERSON WITH             -0-
                    ------ -----------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           978,645
                    ------ -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               978,645
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                   /X/

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.39%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IA, OO
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  29084Q 10 0                                PAGE  3  OF  9  PAGES
          -------------                                   -----  -----


============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund, L.P.
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/ /
                                                                       (b)/X/

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                   / /

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY            978,645
     OWNED BY       ------ -----------------------------------------------------
       EACH           8    SHARED VOTING POWER
    REPORTING
   PERSON WITH             -0-
                    ------ -----------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           978,645
                    ------ -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               978,645
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                 / /

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.39%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  053323 10 1                                PAGE  4  OF  9  PAGES
          -------------                                   -----  -----


============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Opportunities Fund II, L.P.
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/ /
                                                                       (b)/X/

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                      / /

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY            -0-
     OWNED BY       ------ -----------------------------------------------------
       EACH           8    SHARED VOTING POWER
    REPORTING
   PERSON WITH             -0-
                    ------ -----------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           -0-
                    ------ -----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                 / /

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
-------------- -----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         PAGE  5  OF  9  PAGES
                                                             -----  -----

ITEM 1.       SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of EMCOR Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 101 Merritt Seven Corporate Park, Norwalk, Connecticut 06851-1060.


ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of :

          (1) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), in its capacity as general partner of the Principal Fund and Opportunities Fund (see below);

          (2) OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Opportunities Fund"); and

          (3) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Fund" and, together with the Opportunities Fund, collectively, the "Funds").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Opportunities Fund is a limited partnership which generally invests in securities and other obligations of distressed entities. The Principal Fund is a limited partnership which generally invests in entities in which there is a potential for the Principal Fund to exercise significant influence over such entities. Oaktree is also the investment manager of a third party account (the "Oaktree Account") which invests in securities similar to those in which the Opportunities Fund invests. Based on Oaktree's relationship with the Funds and the Oaktree Account, Oaktree may be deemed to beneficially own the shares of Common Stock held by the Funds and the Oaktree Account.

(a)-(c) & (f)

Oaktree is the general partner of each of the Funds. The address of the principal business and principal office for Oaktree, the Funds and the portfolio managers is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Funds are listed below. The principal address for each member and executive officer of Oaktree and the Funds is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.


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                                                       PAGE  6  OF  9  PAGES
                                                           -----  -----

Executive Officers & Members

Howard S. Marks                     Chairman and Principal
Bruce A. Karsh                      President and Principal
Sheldon M. Stone                    Principal
David Richard Masson                Principal
Larry W. Keele                      Principal
Stephen A. Kaplan                   Principal
Russel S. Bernard                   Principal
David Kirchheimer                   Managing Director and Chief Financial
                                      and Administrative Officer
Kenneth Liang                       Managing Director and General Counsel


PORTFOLIO MANAGERS

Stephen A. Kaplan                   Principal
Bruce A. Karsh                      President and Principal


(d)-(e)

During the last five years, neither Oaktree, the Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Principal Fund holds 978,645 shares of the Issuer's Common Stock as of the date hereof. Such shares were obtained using $14,558,098.07 of the working capital of the Principal Fund.


ITEM 4.       PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock described herein were acquired for investment purposes and for the purposes described below.

Oaktree, as the general partner of the Funds, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by the Funds. The investment

                                                       PAGE  7  OF  9  PAGES
                                                           -----  -----

strategy of the Funds is generally to invest in entities in which there is a potential to exercise significant influence over such entities. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree and the Funds may be sold. Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Representatives of Oaktree and the Principal Fund have spoken with Mr. Frank
T. MacInnis, Chairman of the Board and President and Chief Executive Officer of the Issuer concerning the business of the Issuer and its prospects. Such representatives communicated the Reporting Persons' belief that the Issuer's Shareholder Rights Agreement of "poison Pill" unduly restricts the liquidity of the Issuer's Common Stock, resulting in an artificially low price for such Common Stock, and that the interests of the Issuer's stockholders would be served if the Shareholder Rights Plan were rescinded.

On February 26, 1999, the Principal Fund sent a letter to Mr. MacInnis dated February 26, 1999 reiterating this belief. The letter also included a proposal by the Principal Fund that a resolution be submitted to the Issuer's stockholders for their approval at the next annual meeting of the Issuer's stockholders (the "Resolution") requesting that the Issuer's board of directors (a) refrain from adopting any sort of shareholder rights plan, rights agreement or classification of such board of directors without the prior approval of the Issuer's stockholders and (b) redeem or terminate the Issuer's current Shareholder Rights Agreement. If the Issuer's board of directors fails to announce in advance of the next annual meeting of stockholders that the board will comply with such Resolution if it is adopted by the Issuer's stockholders, the Funds and the Oaktree Account may either
(i) vote against the slate of candidates proposed by the Issuer's board of directors for election as directors at such annual meeting or (ii) withhold their shares from participating in the meeting and encourage a limited number of other stockholders to similarly withhold their shares so as to prevent the Company from obtaining a quorum. A copy of such letter is annexed as Exhibit 2 to Amendment No. 4 of Oaktree's Schedule 13D dated February 26, 1999.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Opportunities Fund owns and has sole power to vote and dispose of 0 shares of Common Stock of the Issuer. As of the date of this Schedule 13D, the Principal Fund owns and has sole power to vote and dispose of 978,645 shares of the Issuer's Common Stock (approximately 9.39% of the outstanding shares of the Issuer's Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Funds, may be deemed to be beneficially own 978,645 shares of Common Stock of the Issuer (approximately 9.39% of the outstanding shares of the Issuer's Common Stock) held by the Funds.

(b) Oaktree has discretionary authority and control over all of the assets of the Funds and the Oaktree Account pursuant to its status as general partner of the Funds and investment manager of the Oaktree Account, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 978,645 shares of the Issuer's Common Stock.

(c) On February 15, 2000, the Opportunities Fund sold 2,450 shares of Common Stock and the Oaktree Account sold 50 shares of Common Stock, each at $23.50 per share. On February 16, 2000, the Opportunities Fund sold 2,450 shares of Common Stock and the Oaktree Account sold 50 shares of Common Stock, each at $23.00 per share. On February 17, 2000, the Opportunities Fund sold 49,000 shares of Common Stock and the Oaktree Account sold 1,000 shares of Common Stock, each at $22.875 per share. On February 18, 2000, the Opportunities Fund sold 7,450 shares of Common Stock and the Oaktree Account sold 150 shares of Common Stock, each at $23.00 per share. On February 22, 2000, the Opportunities Fund sold 1,960 shares of Common Stock and the Oaktree Account sold 40 shares of Common Stock, each at $23.00 per share. Finally, on February 23, 2000, the Opportunities Fund sold 220,890 shares of Common Stock and the Oaktree Account sold 4,510 shares of Common Stock, each at $23.00 per share.

                                                       PAGE  8  OF  9  PAGES
                                                           -----  -----

Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement. Other than the transactions described above, neither the Funds, the Oaktree Account nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock during the last 60 days.



(d)      None


(e)      Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Oaktree, as general partner of the Funds and investment manager of the Oaktree Account, receives a management fee for managing the assets of the Funds and the Oaktree Account and has a carried interest in the Funds and earns an incentive fee from the Oaktree Account.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Funds.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                                        PAGE  9  OF  9  PAGES
                                                            -----  -----

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 1, 2000.

OAKTREE CAPITAL MANAGEMENT, LLC


By:   /s/ Kenneth Liang
     -------------------
     Kenneth Liang
     Managing Director and General Counsel




OCM OPPORTUNITIES FUND II, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:   /s/ Kenneth Liang
     -------------------
     Kenneth Liang
     Managing Director and General Counsel




OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:   /s/ Kenneth Liang
     -------------------
     Kenneth Liang
     Managing Director and General Counsel